

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 17, 2016

<u>Via E-Mail</u>
Scott J. Bowman
Chief Executive Officer
Global Net Lease, Inc.
405 Park Avenue, 14th Floor
New York, New York 10022

> **Re: Global Net Lease, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 19, 2016**
> **File No. 333-213691**

Dear Mr. Bowman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the disclosure under the caption "Potential Conflicts" on page 110. We also note that cash will be paid in lieu of fractional shares. Please provide your analysis regarding the applicability of Rule 13e-3 to the merger transaction given that the exception in Rule 13e-3(g)(2) requires that security holders are offered or receive only an equity security. In your response, please address: (i) the number of Global II security holders who, giving effect to the merger consideration, would be subject to cash disposition of fractional interests; (ii) the estimated aggregate amount of cash payable to dispose of fractional interests; and (iii) the number of Global II security holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests. Also, revise your disclosure to describe how the amount of cash to be paid will be calculated and whether or not there is a maximum amount of cash that will be paid in lieu of fractional shares.

2. We note your disclosure on pages 79-84 that UBS presented different versions of a "related party analysis" to the GNL Special Committee. Please provide us with copies of these materials.

The Merger

Background of the Merger, page 71

3. We note your disclosure on page 74 that the Global II Special Committee discussed with BMO strategic alternatives other than the merger with GNL, including the prospects of continuing as a stand-alone entity and alternative transactions involving other potential acquirers. Please provide additional disclosure regarding the strategic alternatives that were considered and why the merger was pursued instead of such alternatives.

Opinion of the GNL Special Committee's Financial Advisor

Discounted Cash Flow Analyses, page 96

4. We note the reference to financial forecasts and estimates relating to the pro forma combined company prepared by GNL Management. Please revise the disclosure in your registration statement to provide additional disclosure about these financial forecasts and estimates.

Miscellaneous, page 97

5. We note your disclosure that GNL agreed to pay UBS an aggregate fee of $4.0 million for its financial advisory services in connection with the mergers, a portion of which was payable in connection with the delivery of UBS' opinion and the remainder of which is contingent upon consummation of the merger. Please revise your disclosure to state what portion of the $4.0 million fee is contingent upon consummation of the merger.

6. We note that your disclosure regarding the material relationships between UBS and GNL does not provide a narrative and quantitative description of the fees paid or to be paid to UBS and its affiliates by GNL and its affiliates. Please revise to provide such disclosures or provide us with an analysis as to why such disclosure is not required.

Opinion of the Global II Special Committee's Financial Advisor

Miscellaneous, page 105

7. We note that your disclosure regarding the material relationships between BMO and Global II does not provide a narrative and quantitative description of the fees paid or to be paid to BMO and its affiliates by Global II and its affiliates. Please revise to provide such disclosures or provide us with an analysis as to why such disclosure is not required.

Notes To Unaudited Pro Forma Consolidated Financial Statements

Note 2. Adjustments to Unaudited Pro Forma Consolidated Balance Sheet, pages F-1-10 to F-1-11

8. We note your adjustment disclosures include a discussion related to customer relationship intangible assets. Based on the purchase price allocation table included on page F-1-9, it is not clear that any adjustment amount relates to customer relationship intangible assets. Please advise.

Note 3. Adjustments to Unaudited Pro Forma Consolidated Statements of Operations, page F-1-15

9. Please tell us why adjustment (GG) to eliminate merger transaction costs has resulted in a negative expense total for the six months ended June 30, 2016.

Annex C – Opinion of the Global II Special Committee's Financial Advisor, page C-1

10. We note the limitation on reliance by shareholders in the fourth full paragraph on page C-3 of the opinion, which states that BMO's opinion has been "prepared at the request of the Special Committee and is *solely* for the benefit and use of the Special Committee and the Board of Directors of the Company in the evaluation of the fairness, from a financial point of view, to Global II's common stockholders of the Exchange Ratio." (Emphasis added) Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for BMO's belief that shareholders cannot rely upon the opinion to support any claims against BMO arising under applicable state law (e.g., the inclusion of an express disclaimer in BMO's engagement letter with Global II). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to BMO would have no effect on the rights and responsibilities of either BMO or the board of directors under the federal securities laws.

Exhibit Index, page II-6

11. We note on page B-3 that UBS Securities LLC, in delivering its fairness opinion, assumed that the transaction will not adversely affect your status or operations as a real estate investment trust for U.S. federal income tax purposes. Please confirm that you will file an opinion of counsel regarding your qualification as a real estate investment trust for U.S. federal income tax purposes or provide us with a detailed analysis as to why such opinion is not required. Please see Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Michael J. Choate, Esq. (Via E-Mail)
        Proskauer Rose LLP